82-4033

中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED

SINGAPORE

9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 Websit[redacted]

From Secretary's Office: 47 Hill Street #0
Chinese Chamber of Commerce & Industry B
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

03032205

Our Ref: C200/SEC/FT/JL/rh

Exemption No. 33-91910

03 SEP 25 AM 7:21

8 September 2003

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	Description of Announcement
5 September 2003	Notice of Changes in Substantial Shareholder's Interests
5 September 2003	Notice of Changes in Substantial Shareholder's Interests
5 September 2003	Notice of Changes in Subsidiary Director's Interests

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 9/29

encs

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

MASNET No. 86 OF 05.09.2003
Announcement No. 86

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder: Cosco Industrial Investments Limited

-

Date of notice to company: 05/09/2003

-

Date of change of interest: 04/09/2003

-

Name of registered holder: Cosco Industrial Investments Limited

-

Circumstance(s) giving rise to the interest: Sales in open market at own discretion

-

Information relating to shares held in the name of the registered holder: -

-

No. of shares which are the subject of the transaction: 3,000,000
% of issued share capital: 0.41

-

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.455

-

No. of shares held before the transaction: 65,900,059
% of issued share capital: 9.03

-

No. of shares held after the transaction: 62,900,059
% of issued share capital: 8.62

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:		65,900,059
% of issued share capital:		9.03
No. of shares held after the transaction:		62,900,059
% of issued share capital:		8.62
Total shares:		62,900,059

* Based on an issued capital of 730,027,039 ordinary shares of $0.20 each as at 4 September 2003.

Submitted by Mr Li Jian Xiong, Alternate Director on 05/09/2003 to the SGX

MASNET No. 87 OF 05.09.2003
Announcement No. 87

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder: Cosco Industrial Investments Limited

Date of notice to company: 05/09/2003

Date of change of interest: 05/09/2003

Name of registered holder: Cosco Industrial Investments Limited

Circumstance(s) giving rise to the interest: Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: 2,000,000
% of issued share capital: 0.27

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.475

No. of shares held before the transaction: 62,900,059
% of issued share capital: 8.62

No. of shares held after the transaction: 60,900,059
% of issued share capital: 8.34

Holdings of Substantial Shareholder including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:		62,900,059
% of issued share capital:		8.62
No. of shares held after the transaction:		60,900,059
% of issued share capital:		8.34
Total shares:		60,900,059

* Based on an issued capital of 730,027,039 ordinary shares of $0.20 each as at 4 September 2003.

Submitted by Mr Li Jian Xiong, Alternate Director on 05/09/2003 to the SGX

MASNET No. 88 OF 05.09.2003
Announcement No. 88

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director: Liu De Tian

Date of notice to company: 05/09/2003

Date of change of interest: 05/09/2003

Name of registered holder: Liu De Tian

Circumstance(s) giving rise to the interest: Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: 90,000
% of issued share capital: 0.012

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: $0.47

No. of shares held before the transaction: 125,000
% of issued share capital: 0.017

No. of shares held after the transaction: 35,000
% of issued share capital: 0.005

Holdings of Director including direct and deemed interest

-	Deemed	Direct
No. of shares held before the transaction:		125,000
% of issued share capital:		0.017
No. of shares held after the transaction:		35,000
% of issued share capital:		0.005
Total shares:		35,000

Note: Mr Liu De Tian is a director of the subsidiary, Cosco (Singapore) Pte Ltd.

Submitted by Mr Li Jian Xiong, Alternate Director on 05/09/2003 to the SGX